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Broadway Project One LLC

**Subscription Agreement**

THIS SUBSCRIPTION AGREEMENT, is entered into by and between **Broadway Project One LLC**, Gary Indiana, a limited liability company and, the undersigned Subscriber in the Company ("**Subscriber**") as of [[DATE]]. All capitalized terms used but not otherwise defined herein shall have the meanings ascribed to in the Operating Agreement provided herewith by and among the Managers and the Members identified therein (the "**Operating Agreement"**).

WHEREAS, the Company has been formed as a limited liability company under the laws of the State of Indiana by the filing of its name **Broadway Project One LLC** Certificate in the office of the Secretary of State of the State of Indiana;

WHEREAS, the existing Members and the Managers have set out fully in the Operating Agreement their respective rights, obligations and duties with respect to the Company and its assets; and

WHEREAS, Subscriber wishes to purchase from the Company, and the Company wishes to issue to Subscriber, a membership interest in the Company in the form of a number of units, each represented by a capital commitment in the aggregate amount of $25 a "**Unit**";

NOW, THEREFORE, in consideration of the premises and the mutual covenants contained in this Agreement, the parties agree as follows:

1. Subscription for Units.

1.1 Agreement to Sell and Purchase. Subscriber hereby agrees to purchase from the Company, and the Company hereby agrees to issue and sell to Subscriber, subject to Section 2.2 (Rejection of Subscription) of this Agreement, the number of Units set forth below Subscriber's signature on the signature page hereto (the "**Purchased Units**"), all subject to the terms and conditions set forth in this Agreement.

1.2 Consideration. In consideration of the issuance and sale of the Purchased Units, Subscriber agrees to make (a) an Initial Capital Contribution to the Company in the manner set forth in Section [[SECTION NUMBER]] of the Operating Agreement (the terms of which provision are incorporated herein by reference) and (b) a commitment to make additional capital contributions to the Company as described in the Operating Agreement.

2. Closing.

2.1 Closing Date. The Closing of the purchase and sale of the Units shall occur at a time, date, and place designated by the Company; provided, however, that in no event shall the Closing occur more than 30 days after the execution of this Agreement.

2.2 <u>Rejection of Subscription.</u> At or before the Closing, the Company may, in its sole discretion and for any reason, elect not to accept the subscription of Subscriber, in whole or in part. If the Company rejects such subscription, the Company shall refund to Subscriber all funds submitted by Subscriber to the Company in connection with such rejected subscription.

2.3 <u>Default.</u> If Subscriber fails to perform his obligations hereunder within five days after receipt of notice by the Company to Subscriber of such failure, the Company may, at its sole option: (a) if such failure occurs prior to the Closing, refuse to issue the Purchased Units to Subscriber; or (b) if such failure occurs after the Closing, result in the reversion of all rights, title and interest in the Units to the Company and a rescission of the transactions contemplated hereby.

2.4 <u>Failure of Closing to Occur.</u> The Company shall have no liability to Subscriber for (a) the failure of the Closing to occur or (b) its failure to issue the Purchased Units to Subscriber.

2.5 <u>Obligations of Subscriber.</u> At the Closing, Subscriber shall execute the Operating Agreement and such other documents as are deemed by the Company to be appropriate, advisable or necessary to consummate the transactions contemplated hereby and thereby.

2.6 <u>Subscription Irrevocable.</u> Except as provided under applicable state securities laws, this subscription is and shall be irrevocable on the part of Subscriber.

3. Representation and Warranties of Subscriber.

Subscriber hereby represents and warrants to the Company as follows:

3.1 <u>No Conflicts.</u> The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby will not, violate any terms of any material contractual restriction or commitment of any kind or character to which Subscriber is a party or by which Subscriber is bound.

3.2 <u>Risk of Loss.</u> Subscriber is able to bear the substantial economic risks of an investment in the Company and to sustain a complete loss of such investment. Subscriber recognizes that the acquisition of the Purchased Units involves a high degree of risk. Subscriber is cognizant of and understands all of the risks related to the purchase of the Units, including those set forth inSection 3.7 (Restrictions on Transfer) of this Agreement pertaining to transferability. Subscriber has adequate net worth and means of providing for his current needs and possible personal contingencies and has no need for liquidity in this investment. Subscriber's commitment to investments which are not readily marketable is not disproportionate to his net worth and his acquisition of the Purchased Units will not cause his overall commitment to such investments to become excessive.

3.3 <u>Access.</u> Subscriber acknowledges that all documents, records and books pertaining to this investment have been made available for inspection by him, his counsel, and his accountants. Counsel and accountants for Subscriber, and Subscriber himself, have had the opportunity to obtain any additional information necessary to verify the accuracy of the contents of the documents presented to them, and to confer with and to ask questions of, and receive answers from, representatives of the Company or persons authorized to act on its behalf concerning the terms and conditions of this investment and any additional information requested by Subscriber or his representatives. In evaluating the suitability of this investment in the Company, Subscriber has not relied upon any representations or other information (whether oral or written) other than as set forth in any documents or answers to questions furnished by the Company. Subscriber is making this investment without being furnished any offering literature other than the documents or answers to questions described above.

3.4 <u>Investment Intent.</u> The Purchased Units are being acquired by Subscriber for the account of Subscriber, for investment purposes only, and not with a view to, or in connection with, any resale or distribution thereof. Subscriber has no contract, undertaking, understanding, agreement or arrangement, formal or informal with any person or entity to sell, transfer or pledge to any person or entity all or any part of the Purchased Units, any interest therein or any rights thereto, and Subscriber has no present plans to enter into any such contract, undertaking, agreement or arrangement.

3.5 <u>Reliance on Representations.</u> Subscriber understands that no federal or state agency has passed on or made any recommendation or endorsement of the Units. Subscriber further understands that the Company, in offering the Purchased Units for sale to Subscriber, is relying on the truth and accuracy of the representations, declarations, and warranties made by Subscriber herein and in the investor suitability questionnaire completed, executed and delivered by Subscriber to the Company contemporaneously herewith.

3.6 <u>No Registration.</u> Subscriber acknowledges that, because the Units have not been registered under the Securities Act of 1933 (the "**Securities Act**"), and because the Company has no obligation to effect such registration, Subscriber shall continue to bear the economic risk of his investment in the Purchased Units for an indefinite period.

3.7 <u>Restrictions on Transfer.</u> Subscriber agrees that he will not sell or otherwise transfer the Purchased Units other than in accordance with the terms and conditions of the Operating Agreement. It is understood that the Units cannot be liquidated easily, that no public or other market exists for the Units, and that no suchmarket is expected to develop. Subscriber is aware that, because the Purchased Units have not been registered under the Securities Act or applicable state securities laws, any resale inconsistent with the Securities Act or applicable state securities laws may create liability on Subscriber's part or the part of the Company, and agrees not to assign, sell, pledge, transfer or otherwise dispose of the Units unless they are registered under the Securities Act and applicable state securities laws, or an opinion of counsel satisfactory to the Company is given to the Company that such registration is not required. Subscriber is aware that the Company will impress on the back of any certificate representing Units a legend substantially as follows:

- *These Units have not been registered under the Securities Act of 1933 or applicable state securities laws. They may not be offered or transferred by sale, assignment, pledge or otherwise unless (i) a registration statement for the Units under the Securities Act and applicable state securities laws is in effect or (ii) the Company has received an opinion of counsel satisfactory to the Company to the effect that such registration is not required.*

3.8 <u>Sophistication.</u> Subscriber possesses a sufficient degree of sophistication, knowledge, and experience in financial and business matters such that he is capable of evaluating the merits and risks of acquiring the Purchased Units.

3.9 <u>No Oral Representations.</u> No person representing the Company or purporting to do so has made any oral representation or warranty to Subscriber which is inconsistent with the information provided in writing to him. Subscriber agrees that he has not relied and shall not rely on any such representation or warranty in connection with any decision to acquire the Purchased Units.

3.10 <u>Execution on Behalf of Certain Entities.</u> If this Agreement is executed on behalf of a partnership, trust, corporation or other entity, the undersigned has been duly authorized to execute and deliver this Agreement and all other documents and instruments (if any) executed and delivered on behalf of such entity in connection with this subscription for the Purchased Units.

3.11 <u>Brokers.</u> No broker, finder or intermediary has been paid or is entitled to a fee or commission from or by Subscriber in connection with the purchase of the Purchased Units nor is Subscriber entitled to or will accept any such fee or commission.

3.12 <u>Indemnification.</u> Subscriber acknowledges that Subscriber understands the meaning and legal consequences of the representations and warranties contained in this Agreement, and hereby agrees to indemnify and hold harmless the Company and any affiliate of the Company, and the officers, members, managers, associates, agents and employees of the Company and their affiliates, and any professional advisers to any of the above parties, from and against any and all loss, damage or liability (including costs and reasonable attorneys' fees) due to or arising out of a breach of any representation, warranty or acknowledgement of Subscriber or failure to fulfill any obligation of Subscriber, whether contained in this Agreement or in any other document completed as part of the sale of the Purchased Units to Subscriber, or arising out of the sale or distribution by Subscriber of any securities in violation of the Securities Act or any applicable state securities laws. Notwithstanding any of the representations, warranties, acknowledgements or agreements made herein by Subscriber, Subscriber does not hereby or in any other manner waive any rights granted to him under federal or state securities laws.

3.13 <u>Subject to Operating Agreement.</u> The Units subscribed for herein shall at all times be subject to the terms of the Operating Agreement.

3.14 <u>Confidentiality.</u> Subscriber hereby agrees, on behalf of himself and his designated representative, if any, to keep confidential at all times any nonpublic information which such persons may acquire concerning the Company pursuant to this Agreement or otherwise. Nothing in this Section 3.14 (Confidentiality) shall be construed to impose a confidentiality obligation on such persons in connection with (a) any information already possessed by such persons which such persons acquired from sources other than the Company, or (b) any matter which is at the date of this Agreement, or thereafter becomes, public knowledge through no act or failure to act by the undersigned or designated representatives of Subscriber.

3.15 <u>Survival.</u> The foregoing representations and warranties of Subscriber shall survive the Closing. Subscriber represents and warrants that the representations, warranties and acknowledgements set forth above are true and accurate as of the date hereof and as of the Closing. If in any respect such representations and warranties shall not be true prior to the Closing, the undersigned will give prompt written notice of such fact to the Company.

4. General.

4.1 <u>Governing Law.</u> This Agreement will be construed in accordance with and governed by the laws of the State of Indiana, without giving effect to conflict of law principles.

4.2 <u>Successors and Assigns.</u> Except as otherwise expressly provided in this Agreement, this Agreement will be binding on, and will inure to the benefit of, the successors and permitted assigns of the parties to this Agreement. Nothing in this Agreement is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights or obligations under or by reason of this Agreement, except as expressly provided in this Agreement.

4.3 <u>Notices.</u> All notices and other communications required or permitted hereunder will be in writing and will be delivered by hand or sent by overnight courier, fax or e-mail to:

<u>If to the Company</u>:

MORE GOLD INVESTORS

BROADWAY PROJECT ONE LLC

Address: 541 MCKINLEY Gary Indiana 46404

Fax:

E-mail:

Attention: Francine Anderson

with a copy to: Lakichay Nadira Muhammad

<u>If to the Subscriber</u>:

Name:

Address:

Fax:

E-mail:

Attention:

Each party may furnish an address substituting for the address given above by giving notice to the other parties in the manner prescribed by this Section 4.3. All notices and other communications will be deemed to have been given upon actual receipt by (or tender to and rejection by) the intended recipient or any other person at the specified address of the intended recipient.

4.4 <u>Severability.</u> In the event that any provision of this Agreement is held to be unenforceable under applicable law, this Agreement will continue in full force and effect without such provision and will be enforceable in accordance with its terms.

4.5 <u>Construction.</u> The titles of the sections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement. Unless the context of this Agreement clearly requires otherwise: (a) references to the plural include the singular, the singular the plural, and the part the whole, (b) references to one gender include all genders, (c) "or" has the inclusive meaning frequently identified with the phrase "and/or," (d) "including" has the inclusive meaning frequently identified with the phrase "including but not limited to" or "including without limitation," and (e) references to "hereunder," "herein" or "hereof" relate to this Agreement as a whole. Any reference in this Agreement to any statute, rule, regulation or agreement, including this Agreement, shall be deemed to include such statute, rule, regulation or agreement as it may be modified, varied, amended or supplemented from time to time.

4.6 <u>Entire Agreement.</u> This Agreement embodies the entire agreementand understanding between the parties hereto with respect to the subject matter of this Agreement and supersedes all prior or contemporaneous agreements and understanding other than this Agreement relating to the subject matter hereof.

4.7 <u>Amendment and Waiver.</u> This Agreement may be amended only by a written agreement executed by the parties hereto. No provision of this Agreement may be waived except by a written document executed by the party entitled to the benefits of the provision. No waiver of a provision will be deemed to be or will constitute a waiver of any other provision of this Agreement. A waiver will be effective only in the specific instance and for the purpose for which it was given, and will not constitute a continuing waiver.

4.8 <u>Counterparts.</u> This Agreement may be in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one instrument.

IN WITNESS WHEREOF, the undersigned have executed this Subscription Agreement as of the date first written above.

<u>COMPANY</u>:

Signature: _____

Name: <u>Francine Anderson</u>

Title: President

Title: Treasurer

Title: Manager

Dated: October 22<u>nd</u> 2018

Signature: **_____**

Name: _Lakichay Nadira Muhammad

Title: __Vice President

Title: Manager

Dated: October 22<u>nd</u> 2018

SUBSCRIBER

Name:_____

Title:_____

Date:_____

Number of Units: **_____**

SIGNATURE PAGE TO SUBSCRIPTION AGREEMENT